VIA EDGAR

February 12, 2014

Mr. Brad Skinner
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    The Hain Celestial Group, Inc.
Form 10-K for Fiscal Year Ended June 30, 2013
Filed August 29, 2013
File No. 0000-22818

Dear Mr. Skinner:

In your letter dated January 30, 2014 (the “Staff Comment Letter”), you requested that we respond to your comments regarding our Form 10-K for Fiscal Year ended June 30, 2013 within ten business days or advise you when we would provide a response.

During our telephone conversation with Joseph Klinko on February 12, 2014, we advised him that due to timing constraints on our internal finance and legal personnel, we would like to request an extension of time to provide a response. Accordingly, we respectfully request an extension until Friday, March 7, 2014 to file our response to the Staff Comment Letter.

Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to call me at (516) 587-5010.

Very truly yours,
The Hain Celestial Group, Inc.

/s/ Denise M. Faltischek
Denise M. Faltischek
Executive Vice President and General Counsel, Chief Compliance Officer

cc:    Joseph Klinko, Securities and Exchange Commission

The Hain Celestial Group, Inc. 1111 Marcus Avenue Lake Success, NY 11042
516-587-5000 www.hain.com